SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Ainos, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

00902F 105
(CUSIP Number)

Chun-Hsien Tsai
Chief Executive Officer
Ainos, Inc.
14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District
New Taipei City 242, Taiwan F5
886-37-581999
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.
00902F 105
______________________________________________________________________________

1.
Name of Reporting Person

Ainos, Inc.
______________________________________________________________________________

2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
□
(b)
□
______________________________________________________________________________

3.
SEC Use Only
______________________________________________________________________________

4.
Source of Funds (See Instructions)

OO
______________________________________________________________________________

5.
Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) □
______________________________________________________________________________

6.
Citizenship or Place of Organization

Cayman Islands
______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 69,970,571
8. Shared Voting Power 0
9. Sole Dispositive Power 69,970,571
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

      69,970,571

______________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
______________________________________________________________________________

13. Percent of Class Represented by Amount in Row 11

       49.12%*

______________________________________________________________________________

14. Type of Reporting Person (See Instructions)

CO
______________________________________________________________________________

 The percentage ownership is based upon 142,442,215 shares of common stock issued and outstanding as of December 28, 2021, as certified by the Issuer to the Reporting Person on December 28, 2021.

13D

Item 1. Security and Issuer

This statement relates to the shares of common stock (“Common Stock”) of Ainos, Inc., a Texas corporation (the “Issuer”), the principal executive offices of which are located at 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

Item 2. Identity and Background

(a-b) This statement is filed by Ainos, Inc., a Cayman Islands corporation (“Ainos KY” or the “Reporting Person”). The principal business address of Ainos KY is 14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District, New Taipei City 242, Taiwan F5.

(c) The principal business of Ainos KY is developing and manufacturing biosensors and diagnostic point-of-care testing rapid test kits that include diagnostics for COVID-19 (SARS CoV2 Antigen Rapid Test), pneumonia, vaginal infection, and helicobacter pylori (H. pylori) bacterial infection.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Ainos KY are set forth in Schedule A attached hereto (such persons included in Schedule A are referred to herein as the “Additional Persons”).

Item 3. Source and Amount of Funds or Other Consideration

First, reference is made to the Tender Offer and Offer to Purchase dated as of November 22, 2021 (the “Exchange Agreements”) by and among Ainos KY and those certain seventy-four (74) investors identified in the following Table 1 (the “Exchange Investors”). On the Closing Date of December 20, 2021, Ainos KY purchased 151,074,245 of its Class A common shares and 56,355,000 of its Class B common shares in exchange for a total of 20,742,929 shares of common stock of the Issuer (the “Shares”). The transactions relating to the Exchanges Agreements closed on December 20, 2021.

Ainos KY filed a Form 4 with the Securities and Exchange Commission (“SEC”) on December 21, 2021 reporting its sale of 20,742,929 Shares to the Investors. Mr. Chun-Hsien Tsai, a director and Chairman, President, and CEO of the Issuer, filed a Form 4 with the SEC on December 21, 2021 relating to the acquisition of 333,986 Shares. Additionally, Chung-Jung Tsai, a director of the Issuer, filed a Form 4 with the SEC on December 21, 2021 relating to the acquisition of 133,986 Shares. Ms. Hui-Lan Wu, the CFO of the Issuer, filed FORM ID with the SEC on December 21, 2021 and will a Form 3 and Form 4 with the SEC once she is assigned EDGAR access codes relating to the acquisition of 168,000 Shares and the acquisition of 63,000 Shares by her daughter, Ms. Yun-Han Liao.

Additionally, reference is made to the Regulation S Stock Transfer Agreement dated November 17, 2021 (“Transfer Agreement”) by and between Ainos KY and Ms. Hsui-Chen Chiu (“Transferee”). The Transferee is a director of the Issuer. On the Closing Date of December 22, 2021, Ainos KY transferred 3,001,500 shares of common stock to the Transferee. Both AINOS KY and the Transferee filed a Form 4 with the SEC on December 29, 2021 relating to the transaction.

The offer, sale, and transfer of the Shares pursuant to the Exchange Agreements and the Transfer Agreement were made in reliance on and pursuant to Regulation S under the Securities Act of 1933, as amended.

TABLE 1. THE EXCHANGE INVESTORS

#	Investor	Acquired Shares
1	WISDOM INTERNATIONAL	4,166,667
2	TOP CALIBRE CORPORATION	2,901,350
3	NANO SENOR INVESTMENTS PTE LTD	1,666,666
4	KAO, SU-MEI	258,812
5	LIN, YU-TZU	233,812
6	LIN, CHIA-CHEN	233,812
7	LIN, SHIH-WHY	233,812
8	CHUANG, HUEI CHEN	100,000
9	HUANG, I-WEN	100,000
10	HUANG, HSIANG-JU	100,000
11	HSIEH, HSUEH-FEN	100,000
12	LU, CHIH-HENG	270,608
13	LATITUDE FUND SEGREGATED PORTFOLIO COMPANY - GUARDIAN SERIES I FUND SEGREGATED PORTFOLIO	2,604,167
14	INABATA & CO., LTD	833,333
15	LIN, HSING-HSENG	1,588,277
16	TSAI, CHUN-HSIEN	333,986
17	U-POLY ENTERPRISE CO.,LTD.	402,184
18	TEENAGE ENERGY ENTERPRISE LTD.	1,214,875
19	LEE,YI-CHI	34,739
20	HSU,CHING-TUNG	203,389
21	CHIU,CHUN-YI	19,889
22	LI,CHIA-HUNG	124,939
23	LEE,KUANG-CHE	124,939
24	LIN,YU-HONG	130,439
25	TSAI,HSIEN-HO	19,889
26	HUANG,CHIEN-YAO	25,939
27	WU,YA-HAN	18,239
28	KANG,LI-SHENG	11,000
29	LIU,WEN-HUI	8,250
30	LIAO,YU-HSUAN	37,500
31	KURUBURU ANJANAPPA SRIKANTH	20,439
32	WENG,TZU-TING	23,189
33	HUANG,WEI-AN	3,300
34	CHANG,CHIEN-HSIANG	16,589
35	LIN,CHAO-CHIEH	21,539
36	HUNG,YU-SHU	23,189
37	HSIEH,CHIH-CHIN	16,589
38	CERES INVESTMEN TCO., LTD.	51,539
39	WU,EIN-PAUL	550
40	LO,WEN-GIN	550
41	YANG, TSUI-MING	3,335
42	HUANG, CHUANG-CHING	1,650
43	WU,CHIN-LAN	12,250
44	CHEN,I-CHAI	13,750
45	J.J. INVESTMENT CO., LTD.	170,000
46	ETERNITY INVESTMENT CO. LTD	82,500

#	Investor	Acquired Shares
47	LIN,YI-CHEN	17,000
48	CHIEH YU INVESTMENT LIMITED COMPANY	132,500
49	CHUANG,HSIU-YUAN	8,500
50	LU,LI-HOG	45,000
51	NCTU ALUMNI ASSOCIATION	25,000
52	GREDMANN TAIWAN LTD.	25,000
53	LIN,CHIEN-HSIN	19,381
54	SHIH,CHUN-WEI	3,000
55	WI HARPERFUND VIII LP	971,000
56	YEH,YU-CHIN	15,439
57	LIU,YU-JU	15,939
58	HUANG,YUAN-HSIN	6,000
59	PAO,CHUN-HAO	2,500
60	LIAO,YUN-HAN	63,000
61	WU,HUI-LAN	168,000
62	PENG,KUNG-CHAN	298,996
63	CHEN,TAI-LI	11,000
64	CHEN,LEE-WEI	3,300
65	HSIEH,YA-HUI	3,300
66	TSAI, CHUN-JUNG	133,986
67	LEE,TSONG-JUNG	104,224
68	LIAO,CHIA-NAN	18,760
69	HUNG,CHUNG-WEI	14,939
70	CHEN,RUEI-SIANG	14,939
71	LAU,CHUN YEE	14,939
72	PAN, SHU-YING	14,939
73	YEH,SHAN-YOU	14,939
74	HUANG,CHIA-PIN	14,939

	Total	20,742,929

Items 4. Purpose of Transaction

  The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4, as applicable.

The disposition of the Shares by Ainos KY was done in the normal course of business to capitalize its principal business.

Except as disclosed herein, the Reporting Person has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person may, from time to time, engage in discussions, whether initiated by the Reporting Person or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. The Reporting Person may review and evaluate its investment in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Person regarding or related to the matters described in this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)       The aggregate number and percentage of shares of the Issuer’s Common Stock to which this Schedule 13D, Amendment No. 2 relates is 69,970,571, constituting 49.12% of the Issuer’s outstanding Common Stock as of December 20, 2021.

(b)       The Reporting Person holds sole power to vote and dispose of the shares of the Issuer’s Common Stock.

(c)       On November 18, 2021, the Reporting Person entered into an Asset Purchase Agreement (the “APA”) with the Issuer. Pursuant to the APA, the Issuer will acquire certain intellectual property assets and manufacturing, testing, and office equipment for a total purchase price of Twenty-six Million Dollars ($26,000,000 U.S.D.) (the “Purchase Price”). Of the total Purchase Price, the Parties agreed to allocating Twenty-four Million Eight Hundred Eighty-six Thousand and Twenty-three Dollars ($24,886,023 U.S.D.) toward acquisition of the intellectual property assets and One Million One Hundred Thirteen Thousand and Nine Hundred Seventy-seven Dollars ($1,113,977 U.S.D.) toward the purchase of the equipment. The Purchase Price will be paid at closing by the Issuer issuing a Convertible Note (the “Convertible Note”) in favor of the Reporting Person. The terms and conditions of the Convertible Note will be determined by the Parties prior to Closing.

Additionally, on December 1, 2021, the Reporting Person entered into Stock Purchase Agreements with twelve (12) individual investors and one (1) company (the “SPAs”). Under the SPAs, Ainos KY sold 6,285,000 shares of the Issuer’s Common Stock (the “Shares”) for an aggregate purchase price of $3,965,000. The closing date of the SPA was December 6, 2021.

Other than the transactions described herein there have been no other transactions concerning the Common Stock of the Issuer effected during the past sixty (60) days.

(d)       No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Additional Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2021	By: /s/ Chun-Hsien Tsai__________________
Chairman and CEO of Ainos, Inc., a Cayman Islands corporation

SCHEDULE A
Officers and Directors of Reporting Person

Note 1: The address of each individual is c/o Ainos, Inc., 14F., No. 61, Sec. 4, New Taipei Blvd., Xinzhuang Dist., New Taipei City 242, Taiwan F5, and each individual is a citizen of Taiwan except for Mr. Yukio Sakamoto, who is a citizen of Japan.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai is also a director of the Issuer.

Name	Principal Occupation (and name/address of employerif not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer
Hung-Szu Tung	Director	See Note 1.	None
Chun-Hsien Tsai	Director & CEO	See Note 1.	333,986 Shares
Chun-Jung Tsai	Director	See Note 1.	133,986 Shares
Yukio Sakamoto	Director	See Note 1.	None
Chih-Heng Lu	Director	See Note 1.	270,608 Shares